
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

ROSS                      TERRY                     L.
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   (Last)               (First)                 (Middle)

389 Oyster Point Boulevard
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                                    (Street)

So. San Francisco       California             94080
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Imatron Inc.   IMAT

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

June, 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock (1)                       6/15/99         A              3,767,123   A     $.803                   D
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
Issued upon conversion of promissory note from Registrant to Reporting Person.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Common Stock
Warrant            $1.375    1/1/99   A        200,000        (2)   12/31/ Common Stock 200,000 $.05     200,000     D
(right to buy)                                                        03
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Ec Stock
Option
(right to buy)     $1.125    1/1/99  A         300,000        (3)    1/1/   Common Stock 300,000          300,000     D
                                                                     09
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Common Stock
Warrant
(right to buy)     $1.044    6/15/99  A        360,000(4)    6/15/  6/15/   Common Stock 360,000          360,000     D
                                                              00     04
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Call Option
(right to buy)     $1.003    6/15/99  A        2,991,027(4)  6/15/  6/15/   Common Stock 2,991,027        2,991,027    D
                                                               99    00
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
Explanation of Responses:
(2) In connection with his employment, Reporting Person purchased Warrants to purchase Common Stock at an exercise price of $1.375. The Warrants vest 50% after six months of employment (beginning 1/1/99) and 50% after 12 months of employment.
(3) In connection with his employment, Reporting Person was granted options to purchase 300,000 shares of Common Stock at $1.125 per share, vesting 250,000 shares quarterly over the first 24 months of employment (at 31,250 per quarter) and vesting 50,000 quarterly over the next 12 months of employment. The grant was conditioned upon the shareholders approving certain amendments to the Stock Option Plan, which approval was obtained on 6/18/99.
(4) Received in connection with purchase of Common Stock, Warrants and Call Option upon conversion of Promissory Note from Registrant to Reporting Person.



 /s/ Terry L. Ross                                         July 9, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
   Terry L. Ross

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.